CORGI ETF TRUST I

STATE of DELAWARE
CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

  First: The name of the trust is Corgi ETF Trust I.
  Second: The name and address of the Registered Agent in the State of Delaware is:
  Northwest Registered Agent Service, Inc.
  8 The Green STE B
  Dover, DE 19901.
  Third: The Statutory Trust is or will become, prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended.
  Fourth: No additional provisions.

Name: Henry B. Margulies

By:
/s/ Henry B. Margulies
Sole Initial Trustee